FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 12, 2004

Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant’s name into English)

6, rue de la Terre de Feu
91940 Les Ulis, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Notice of InfoVista’s Shareholders’ Meeting

InfoVista SA

Société anonyme with capital of 10,167,328.98 euros
Registered office: 6, rue de la Terre de Feu
91940 Les Ulis (France)
Register of Commerce and Companies of Evry 334 088 275
Siret 334 088 275 000 71

NOTICE OF SHAREHOLDERS’ MEETING

Ladies and Gentlemen, the Company’s shareholders are hereby invited to attend an ordinary meeting of shareholders which will be held on June 14, 2004, at 11:00 in the morning, central European time, at the Company’s registered office, 6 rue de la Terre de Feu, 91940 Les Ulis, France, in order to vote on the agenda and draft resolutions set forth below:

Agenda

•                 Appointment of a director;

•                 Power of attorney.

DRAFT RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS
TO THE GENERAL MEETING OF SHAREHOLDERS
ON JUNE 14, 2004

ORDINARY GENERAL MEETING

RESOLUTION ONE

Appointment of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the report of the board of directors,

Hereby resolves, to appoint Jean-Paul Bernardini as director for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2005.

RESOLUTION TWO

Power of attorney

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby grants the bearer of an original, a copy or an extract of these minutes all powers to carry out the necessary registrations and formalities.

Provided that there are no changes made to the agenda, pursuant to requests for additional resolutions, this notice constitutes valid notice of the shareholders’ meeting. Requests to add new resolutions to the agenda by shareholders who fulfill the conditions set forth in article 128 of the decree of March 23, 1967, must, in accordance with the regulations in force, file such proposals with the Company at its registered office by registered letter with return receipt requested no later than ten days from the date of publication of this notice.

All holders of ordinary shares, regardless of the number of shares held, have the right to attend the meeting, to appoint a proxy (being another shareholder or a spouse) or to submit a postal ballot. Shareholders who wish to attend will receive an admission card upon request.

Holders of registered nominative shares may attend the meeting, appoint a proxy or submit a postal vote if they are registered in the Company’s register of shareholders no less than five days prior to the shareholders’ meeting. There are no further formalities and such shareholder will be admitted on presentation of identification.

Holders of bearer shares must have their shares placed in a blocked account no less than five days prior to the shareholders’ meeting by their broker or other intermediary.  The broker or intermediary must provide a certificate to confirm that the shares have been blocked for a period expiring no sooner than the end of the shareholders’ meeting.

Holders of bearer shares wishing to appoint a proxy or submit a postal ballot may request their broker or intermediary to provide them with the necessary proxy/voting card no later than six days prior to the shareholders’ meeting.

All certificates of immobilization, proxy forms or postal ballots must be filed with BNP PARIBAS Securities Services — GIS Emetteurs Assemblées - 75450 PARIS CEDEX 09, France.

Postal votes will only be accepted if the duly completed form is received by BNP Paribas (address above) or by the Company at its registered office no later than three days prior to the shareholders’ meeting. A shareholder who has submitted a postal ballot may not attend the meeting either in person or by proxy.

Special rules apply to holders of American Depositary Shares. Information can be obtained from your broker or intermediary, or the Bank of New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: May 12, 2004	By:	/s/ Philippe Ozanian

Name:Philippe Ozanian
Title: Chief Financial Officer